PE 12/21/2015

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
FEB 17 2016
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

16003993

February 18, 2016

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-18-16

Re: Citigroup Inc.
Incoming letter dated December 21, 2015

Dear Ms. Dropkin:

This is in response to your letter dated December 21, 2015 concerning the shareholder proposal submitted to Citigroup by Bartlett Naylor. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Bartlett Naylor
bnaylor@citizen.org

February 18, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Citigroup Inc.
Incoming letter dated December 21, 2015

The proposal urges the board to appoint a committee to address whether the divestiture of all non-core banking business segments would enhance shareholder value, and report on its analysis.

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is materially misleading. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Citigroup's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel
Corporate Governance

Citigroup Inc
601 Lexington Ave
19th Floor
New York, NY [illegible]

[illegible]

December 21, 2015

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Bartlett Naylor

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Bartlett Naylor (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2016 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2016 annual meeting of stockholders. The Proponent's email address and telephone number are listed below.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2016 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2016 Proxy Materials. The Company intends to file its 2016 Proxy Materials on or about March 16, 2016.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2016 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin

Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Bartlett Naylor
215 Pennsylvania Avenue S.E.
Washington, D.C. 20003
(202) 580-5626
bnaylor@citizen.org

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)

Jones, Paula F [LEGL]

From: Bart Naylor <bnaylor@citizen.org>
Sent: Tuesday, November 10, 2015 10:48 AM
To: Dropkin, Shelley J [LEGL]; Jones, Paula F [LEGL]
Subject: shareholder proposal

Citigroup
Corporate Secretary

Dear Secretary,

Below, please find a shareholder resolution for consideration at the 2016 annual meeting, pursuant to SEC Rule 14a. I have held more than $2,000 worth of Citi stock for more than two years continuously (alas), plan to continue such ownership through the annual meeting, where I intend to present this resolution in person or through an agent. I will provide proof of ownership upon request. Please confirm receipt. I may amend this filing before the filing deadline.

On a personal note, I enjoyed attending last year's meeting, and appreciate that your senior management makes itself available to common shareholders during this event.

--Bartlett Naylor

"Resolved, that stockholders of Citigroup Corporation urge that:

1. The Board of Directors should appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to address whether the divestiture of all non-core banking business segments would enhance shareholder value.
2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 300 days after the 2016 Annual Meeting of Stockholders, although confidential information may be withheld.
3. In carrying out its evaluation, the Stockholder Value Committee should avail itself at reasonable cost of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

For purposes of this proposal, "non-core banking operations" means operations that are conducted by affiliates other than the affiliate the corporation identifies as Citibank, N.A. which holds FDIC Certificate No 7213.

SUPPORTING STATEMENT

The financial crisis that began in 2008 underscored potentially significant weaknesses in the practices of large, inter-connected financial institutions such as Citigroup. Since the financial crash, Citi stock fell from $544 on April 30, 2007, to less than $50 by February 2009. It has remained there—90 percent below pre-crash levels—for six years now. The value of Citi's assets less liabilities is $220 billion; its stock market value is $162 million. In accounting terms, the firm is worth more liquidated.

The crisis prompted questions about how to regulate "too big to fail" institutions such as Citigroup and about whether it made sense to allow financial institutions to engage in both traditional banking and investment banking activities, which had previously been barred by the Glass-Steagall Act.

Congress sought to address these concerns with the Dodd-Frank Act in 2010, which reformed regulation of financial institutions.

We are concerned that current law may not do enough to avert another financial crisis. Our concern too is that a mega-bank such as Citigroup may not simply be "too big to fail," but also "too big to manage" effectively so as to contain risks that can spread across Citi's business segments. Frauds resulting in more than $7 billion in shareholder-paid fines suggest management imperfection. Many smaller banks have proven far better investments. Just as in the 2008 crash, shareholders will suffer in the next crash at Citi.

Citigroup founders John Reed and Sanford Weil agree that the largest banks should be broken up.

We therefore recommend that the board act to explore options to split the firm into two or more companies, with one performing basic business and consumer lending with FDIC-guaranteed deposit liabilities, and the other businesses focused on investment banking such as underwriting, trading and market-making.

We believe that such a separation will reduce the risk of another financial meltdown that harms depositors, shareholders and taxpayers alike; in addition, given the differing levels of risk in Citi's primary business segments, divestiture will give investors more choice and control about investment risks.

Bartlett Collins Naylor
Financial Policy Advocate
Congress Watch
Public Citizen
215 Pennsylvania Ave. S.E.
Washington, D.C. 20003
Cell: 202.580.5626 (pls leave messages on email)
Email: bnaylor@citizen.org
Twitter: @bartnaylor

Jones, Paula F [LEGL]

From:	Dropkin, Shelley J [LEGL]
Sent:	Tuesday, November 10, 2015 3:12 PM
To:	'Bart Naylor'
Cc:	Jones, Paula F [LEGL]
Subject:	Stockholder Proposal Submitted to Citigroup Inc. for 2016 Annual Meeting
Attachments:	Rule 14a-8 Shareholder Proposals.pdf; SEC Staff Legal Bulletin No. 14F.pdf

Dear Mr. Naylor,

Citigroup Inc. (the "Company") acknowledges receipt of the stockholder proposal (the "Proposal") submitted by you pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 ("Rule 14a-8") for inclusion in the Company's proxy statement for its 2016 Annual Meeting of Stockholders (the "Annual Meeting").

Please note that your submission contains certain procedural deficiencies. Rule 14a-8(b) requires that in order to be eligible to submit a proposal, a stockholder must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the proposal is submitted. The Company's records do not indicate that you are the record owner of the Company's shares, and we have not received other proof that you have satisfied this ownership requirement.

In order to satisfy this ownership requirement, you must submit sufficient proof that you held the required number of shares of Company stock continuously for at least one year as of the date that you submitted the Proposal. November 9, 2015 is considered the date you submitted the Proposal. You may satisfy this proof of ownership requirement by submitting either:

- A written statement from the "record" holder of your shares (usually a broker or bank) verifying that you held the required number of shares of Company stock continuously for at least one year as of the date you submitted the Proposal (i.e., **November 9, 2015**), or
- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number of shares of Company stock as of or before the date on which the one-year eligibility period begins, (i) a copy of the schedule and/or form and any subsequent amendments reporting a change in your ownership and (ii) a written statement that you continuously held the required number of shares for the one-year period.

If you plan to demonstrate your ownership by submitting a written statement from the "record" owner of your shares, please be aware that most large U.S. banks and brokers deposit customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. DTC is also sometimes known by the name of Cede & Co., its nominee. Under SEC Staff Legal Bulletins Nos. 14F and 14G, only DTC participants (and their affiliates) are viewed as "record" holders of securities that are deposited at DTC. Accordingly, if your shares are held through DTC, you must submit proof of ownership from the DTC participant (or an affiliate thereof) and may do so as follows:

- If your bank or broker is a DTC participant or an affiliate of a DTC participant, you need to submit a written statement from your bank or broker verifying that you continuously held the required number of shares of Company stock for at least one year as of the date the Proposal was submitted. You can confirm whether your bank or broker is a DTC participant or an affiliate of a DTC participant by asking your bank or broker or by checking the DTC participant list, which is currently available at [http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx].
- If your bank or broker is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant through which your shares are held. You should be able to find out the identity of the DTC participant by asking your bank or broker. In addition, if your broker is an "introducing broker," you may be able to find out the identity of the DTC participant by reviewing your account statements because the "clearing broker" listed on those statements will generally be a DTC participant. It is possible that the DTC

participant that holds your shares may only be able to confirm the holdings of your bank or broker and not your individual holdings. In that case, you will need to submit two proof of ownership statements verifying that the required number of shares were continuously held for at least one year as of the date you submitted the Proposal: (i) a statement from your bank or broker confirming your ownership and (ii) a separate statement from the DTC participant confirming your bank or broker's ownership.

The response to this letter, correcting all procedural deficiencies noted above, must be postmarked, or electronically transmitted, no later than 14 days from the date you receive this email. Please address any response to my attention at: Citigroup Inc., 601 Lexington Ave., 19th Floor, New York, NY 10022. You may also transmit it to me by facsimile at (212) 793-7600 or dropkins@citi.com or jonesp@citi.com. For your reference, I have enclosed a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F.

If you have any questions with respect to the foregoing requirements, please contact me at (212) 793-7396.

Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

Attachments

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO §240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO §240.14A-7 When providing the information required by §240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with §240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65760, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4.* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7.* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years, or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant - such as an individual investor - owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp* (Sept 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

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charles SCHWAB

November 11, 2015

Bartlett Naylor

FISMA & OMB Memorandum M-07-16

Account #: [redacted]
Questions: +1 (800) 378-0685 x48852

Dear Bartlett Naylor,

I am writing in regards to your recent inquiry.

As of November 11, 2015, your account currently holds over $2,000 worth of Citigroup Inc. (C) and have held this amount of shares for over two years. As of the record date of 11/09/2015, for the upcoming meeting, you held at least $2,000 worth of C stock.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at +1 (800) 378-0685 x48852.

Sincerely,

Jonathan Nufio

Jonathan Nufio
Partner Support
9875 Schwab Way
Lone Tree, CO 80124

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal urges the Company's Board of Directors (the "Board") to form an independent committee of directors for the purpose of addressing "whether the divestiture of all non-core banking business segments would enhance shareholder value."[1] This committee would be required to report its findings to the Company's stockholders no later than 300 days after the 2016 annual meeting of stockholders. The Proposal defines "non-core banking operations" as the Company's operations conducted by affiliates other than "Citibank, N.A. which holds FDIC Certificate No 721."

The Board shares the Proponent's goal of divesting non-core assets. Indeed, the Company's Citi Holdings segment is composed entirely of the remaining non-core assets that the Company has not yet sold but currently intends to exit. Since the fourth quarter of 2008, the Company has disposed of over $500 billion of non-core assets and what remains in Citi Holdings represents 6% of the Company's assets. Since 2009, the Company has undertaken a deliberate process, originally overseen by the former Citi Holdings Oversight Committee, a committee of non-employee directors, and now overseen by the Board of Directors of Citibank, N.A. (the "Citibank Board"), to divest its Citi Holdings assets. This process is ongoing and in light of the Board's continuing commitment to divest the Company's non-core assets, the Proposal has been substantially implemented and may be excluded under Rule 14a-8(i)(10).

Moreover, the Proposal may be excluded under 14a-8(i)(3) because the report does not include material information regarding the costs of the requested report and whether that report could result in disclosure of proprietary Company information.

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1 The Proposal reads as follows:

Resolved, that stockholders of Citigroup, Inc. urge that:

1. The Board of Directors should promptly appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to address whether the divestiture of all non-core banking business segments would enhance shareholder value.

2. The Stockholder Value Committee should publicly report on its analysis to the stockholders no later than 300 days after the 2016 Annual Meeting of Stockholders, although confidential information may be withheld.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself at reasonable cost of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

For purposes of this proposal, "non-core banking operations" means operations that are conducted by affiliates other than the affiliate the corporation identifies as Citibank, N.A. which holds FDIC No 7213.

The Proposal and the full supporting statement are attached hereto.

THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.

Rule 14a-8(i)(10) permits an issuer to exclude a proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See SEC Release No. 34-12598* (July 7, 1976). However, Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a proponent and the issuer's actions in order to exclude a proposal. *SEC Release No. 34-20091* (Aug. 16, 1983). Rather, the Staff has stated "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the exact means of implementation. *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, the Rule requires only that a company's prior actions satisfactorily address the underlying concerns of the proposal and its essential objective.[2]

The Company has substantially implemented the Proposal because it has been and continues to be engaged in an ongoing process to divest its non-core assets as quickly as possible in an economically rational manner and, since fourth quarter 2008, has reduced assets within Citi Holdings, primarily through asset and business divestitures, as well as portfolio runoff and paydowns, by over $500 billion, and divested numerous other business segments.[3]

The Formation of Citi Holdings. After a detailed review of the Company's strategic alternatives, the Company announced on January 16, 2009 that it was implementing a value maximizing strategy to realign its business in order to "optimize" profitability by disposing of non-core assets and to maximize the value of its core assets.[4] As part of this strategy, the Company realigned itself into two operating segments: (1) Citicorp, consisting of the Company's Retail Banking, Securities and Banking and Transaction Services business segments and (2) Citi Holdings, consisting of the Company's Brokerage and Asset Management[5], Local

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2 *See, e.g., ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (recognizing that the board of directors substantially implemented a request for a sustainability report because such a report is already published on the company's website); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring in the exclusion of a proposal to verify the "employment legitimacy of all current and future U.S. employees" in light of the company's substantial implementation through adherence to federal regulations).

3 Transcript of Raymond James Institutional Investors Conference, Remarks of John Gerspach, Chief Financial Officer of Citigroup Inc. (Mar. 2, 2015), *available at* http://www.citigroup.com/citi/investor/quarterly/2015/tr150302a.pdf?wb48617274=96D7E93B ("We've also significantly changed the composition of our balance sheet, reducing Citi Holdings assets to fund higher-return growth in our Citicorp franchise. Through sales and runoff, we reduced Citi Holdings assets by over $100 billion in just six years to under $100 billion or 5% of our assets by the end of 2014. This quarter, we moved roughly $30 billion of additional non-core assets from Citicorp into Citi Holdings and expect to largely exit these businesses by the end of the year. This will create additional capacity to invest in Citicorp while maintaining discipline around the size of our total balance sheet, and therefore improving our overall return on assets.").

4 Citigroup Inc., Exhibit 99.1 to Form 8-K (filed Jan. 16, 2009).

5 As of the Company's third quarter 2013, Brokerage and Asset Management is no longer a separate segment within Citi Holdings. *See* Citigroup Inc., Quarterly Report (Nov. 1, 2013). "Brokerage and Asset

Consumer Finance and Special Asset Pool business segments. This strategy represents part of the Company's extensive ongoing efforts to simplify the Company's organizational structure to "capitalize on the best opportunities" available, seek "sustainable financial success" and focus on risk management.[6] Through this six-plus year process, the Company has diligently pursued asset and business sales of non-core assets to maximize profitability by, as noted above, substantially reducing assets within its Citi Holdings business segment. This strategy, as the Company's Chief Executive Officer has aptly noted, is part of "one of the most significant transformations ever executed in [the banking] industry."[7] The Company has summarized its Citi Holdings process as follows:

> Citi Holdings contains businesses and portfolios of assets that Citigroup has determined are not central to its core Citicorp businesses. As of September 30, 2015, Citi Holdings assets were approximately $110 billion, a decrease of 20% year-over-year and 5% from June 30, 2015. The decline in assets of $6 billion from June 30, 2015 primarily consisted of divestitures and run-off. As of September 30, 2015, Citi had executed agreements to sell approximately $37 billion of additional assets, including the consumer businesses in Japan, Egypt, Costa Rica, Panama, Guatemala, Hungary and the Czech Republic, Hedge Fund Services as well as OneMain Financial. Approximately $31 billion of these asset sales are currently expected to close prior to year-end, subject to regulatory approvals and other closing conditions. As of September 30, 2015, consumer assets in Citi Holdings were approximately $98 billion, or approximately 89% of Citi Holdings assets. Of the consumer assets, approximately $48 billion, or 49%, consisted of North America mortgages (residential first mortgages and home equity loans). As of September 30, 2015, Citi Holdings represented approximately 6% of Citi's GAAP assets and 13% of its risk-weighted assets under Basel III (based on the Advanced Approaches for determining risk-weighted assets).[8]

This process has not concluded and, under the direction of the Board of Directors – which is composed of a majority of independent directors – the Company's Chief Financial

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Management" was a legacy segment previously included within Citi Holdings. During the third quarter 2013, following the completion of the sale of the Company's remaining interest in Smith Barney, certain assets in the legacy "Brokerage and Asset Management" segment were reassigned to other segments and the segment was renamed. *Id.*

6 *Id.*

7 Transcript of Citi Financial Services Conference, Remarks of Michael Corbat, Chief Executive Officer of Citigroup Inc. (Mar. 5, 2013), *available at* http://www.citigroup.com/citi/investor/quarterly/2013/tr130305a.pdf?ieNocache=793.

8 Citigroup Inc., Quarterly Report, at 20 (Oct. 30, 2015).

Officer recently explained that the Company has made "significant progress" in reducing its Citi Holdings assets "in an economically rational manner while investing to grow our core franchise."[9] Third parties, such as Standard & Poor's which cited the Company's "notable progress in reducing noncore assets within Citi Holdings," have also recognized the Company's significant progress in exiting its Citi Holdings businesses.[10] Through this ongoing strategy, the Company continues to pursue opportunities to divest itself of its non-core, Citi Holdings businesses in order to focus upon and maximize profitability in the Company's core businesses.

The Citi Holdings Oversight Committee. From January 2009 through Spring 2012, the Citi Holdings segment was closely supervised by the Citi Holdings Oversight Committee, a committee of the Company's Board of Directors (the "Citi Holdings Oversight Committee"). The Citi Holdings Oversight Committee (whose charter is attached hereto as Enclosure 3) was composed entirely of non-employee directors and was broadly charged to oversee the "timely and economically efficient disposition or optimization of Citi Holdings' assets and businesses." Since the dissolution of the Citi Holdings Oversight Committee in early 2012 following the divestiture of a significant portion of the assets in Citi Holdings, the Citibank Board, composed almost entirely of non-employee directors who also serve as directors of the Company, has assumed responsibility for oversight of the Company's asset sales and divestiture activity for Citi Holdings. The Chief Executive Officer of Citi Holdings reports to the Citibank Board on at least a quarterly basis on the status of Citi Holdings, including on the progress of winding down Citi Holdings.

The Company's ongoing efforts to exit the Citi Holdings businesses. Under the supervision of the Citi Holdings Oversight Committee and under the continued supervision of the Citibank Board, the Company has aggressively sought to "exit [the Citi Holdings businesses] as quickly as practicable in an economically rational manner."[11] The Company has done so primarily through over 60 M&A asset sales or business sales, numerous other portfolio sales, as well as portfolio runoff and paydowns. Over the course of this extensive process, the Company dramatically reduced its Citi Holdings assets from $619 billion in fourth quarter 2008[12], or approximately 32% of the Company's total GAAP assets, to $110 billion by the end of third

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9 Transcript of Raymond James Institutional Investors Conference, Remarks of John Gerspach, Chief Financial Officer of Citigroup Inc. (Mar. 2, 2015), *available at* http://www.citigroup.com/citi/investor/quarterly/2015/tr150302a.pdf?wb48617274=96D7E93B.

10 Standard & Poor's Ratings Services, *Citigroup Ratings Affirmed; Operating Company Outlook Remains Stable; Holding Company Outlook Remains Negative*, at 2 (Dec. 4, 2013).

11 Citigroup Inc., Annual Report, at 67 (Feb. 25, 2015).

12 *See* Presentation of Vikram Pandit, Chief Executive Officer of Citigroup Inc. at Barclays Global Financial Services Conference, at 7 (Sept. 10, 2012), *available at* http://www.citigroup.com/citi/investor/data/p120910a.pdf?ieNocache=334.

Note, Citigroup Inc., Annual Report (Feb. 26, 2010) reports fourth quarter assets of $715 billion. Subsequently, certain assets were transferred from Citi Holdings to Citicorp. *See, e.g.*, Citigroup Inc., Form 8-K (filed Jan. 17, 2012); Citigroup Inc., Form 8-K (filed June 25, 2010). The $619 billion figure used above accounts for the transfer of these assets.

quarter 2015, or approximately 6% of the Company's total GAAP assets.[13] This process is ongoing, and the Company has reduced its Citi Holdings assets by approximately 20% during the first three quarters of 2015.[14]

From 2009 through 2015, the Company has engaged in a consistent and determined pursuit of the divestiture of its Citi Holdings businesses, including well-publicized transactions such as:

- In 2013, the Company completed the sale of its remaining stake in the Smith Barney joint venture to Morgan Stanley. The Company had previously sold a 51% interest in Smith Barney to Morgan Stanley.
- Sale of the Company's Diner's Club North American and Financial Institutions businesses.
- Sale of Nikko Cordial Securities and the Company's majority stake in Nikko Asset Management, a Japanese brokerage and asset management business.
- Sale of the Company's 94% stake in BELLSYSTEM 24, a Japanese call center operator.
- Spin-off of Primerica Financial Services, a life insurance company, through an IPO.
- Sale of the Company's 80% stake in The Student Loan Corporation.
- Sale of the Company's Canadian MasterCard and U.S. retail sales finance portfolios.
- Sale of the Company's Egg Cards credit card business.
- Sale of CitiFinancial Auto via a two-part transaction; the initial portfolio sold in third quarter 2010 and the remaining portfolio exited in fourth quarter 2011.
- Sale of the Company's Egg mortgage and deposit businesses.
- Sale of the Company's EMI Group music publishing and recorded music divisions.
- Sale of the Company's Belgium consumer franchise, a full service retail bank with ~500,000 customers.
- Significant strides in reducing the Company's special asset pool.
- Sale of the Company's Greece consumer operations.
- Sale of the Company's Spain consumer operations.
- Sale of the Company's Brazil Credicard business including 96 Credicard stores and consumer loan balances as of December 31, 2012.
- Sale of the Company's liquid strategies business within Citi Capital Advisors.
- Sale of the Company's Japan retail banking business.

[13] Citigroup Inc., Quarterly Report, at 6 (Oct. 30, 2015).

[14] *See Id.* at 4 ("Citi continued to wind down Citi Holdings, including reducing its assets by $27 billion, or 20%, from the prior-year period.").

- Sale of the Company's Japan cards business.
- Sale of the Company's OneMain Financial business.
- Significant strides in reducing the Company's Special Asset Pool and legacy mortgage portfolios in the US
- Sale of entire UK mortgage portfolios

Further, in its most recent Annual Report, the Company announced that it intends to exit consumer businesses in 11 markets as well as the consumer finance business in Korea.[15] The Company also intends to exit certain businesses currently within the Company's Institutional Clients group.[16] As previously mentioned on page 2-3, the Company has executed agreements to sell the majority of the consumer businesses it intends to exit and it has completed these planned exits in Japan, Nicaragua, Peru and Egypt.

The Proposal has been substantially implemented by the Company's efforts to exit its Citi Holdings businesses. The Proposal requests that a board committee address "whether the divestiture of all non-core banking business segments would enhance shareholder value" and make a report to the stockholders regarding its analysis. Through the Company's longstanding and ongoing strategy to wind down its Citi Holdings segment – a process that is overseen by the Citibank Board, composed almost entirely of non-employee directors, and regarding which the Company regularly reports to its stockholders through its public filings – the Company has substantially implemented all of these objectives.

As discussed above, the Company has pursued an efficient yet deliberate process to wind down its Citi Holdings businesses, businesses it has determined are non-core, primarily through business divestitures (as well as asset sales portfolio runoff and paydowns) and has reduced assets within Citi Holdings by over $500 billion since fourth quarter 2008.[17] Moreover, for the vast majority of this process, the Citi Holdings Oversight Committee, composed of non-employee directors, closely supervised this process. The Citibank Board continues to oversee this process. Finally, through the extensive disclosures regarding the Company's efforts to dispose of its Citi Holdings businesses contained in the Company's periodic filings with the Commission on Forms 10-K and 10-Q, the Company repeatedly reported to the Company's stockholders regarding this process. The Company continues to regularly report on the status of its efforts to wind down Citi Holdings through its disclosures on Forms 10-K and 10-Q.

The Proposal's supporting statement calls for the Board to explore splitting the Company's "basic business and consumer lending" from the "other businesses focused on investment banking." The Company continually evaluates which business lines should be

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[15] Citigroup Inc., Annual Report, at 13 (Feb. 25, 2015).

[16] *Id.* at 23.

[17] Transcript of Raymond James Institutional Investors Conference, Remarks of John Gerspach, Chief Financial Officer of Citigroup Inc. (Mar. 2, 2015), *available at* http://www.citigroup.com/citi/investor/quarterly/2015/tr150302a.pdf?wb48617274=96D7E93B

separated through the Citi Holdings divestiture process. The Company believes its progress in divesting the non-core assets compares favorably to the Proposal's call for the Company to divest all "non-core banking business segments."

Clearly, the substance of the Proposal has been adopted in all material respects by the Company in that (i) the Company has engaged, and continues to engage, in an evaluation process to divest its non-core assets, (ii) this process has been, and continues to be, overseen by the Citibank Board and (iii) the Company continually makes public disclosure of its milestone developments in this process. Therefore, the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10).

THE PROPOSAL IS VAGUE AND MISLEADING.

The Proposal is misleading because it does not include material information regarding the costs of the requested report and whether that report could result in disclosure of proprietary Company information. In a line of long-settled precedents, the Staff has found that proposals dealing with the preparation and issuance of special reports to stockholders can be excluded from company proxy materials in reliance on Rule 14a-8(i)(3) if such proposals fail to discuss the prospective cost of preparing such reports or fail to discuss whether any proprietary information would be disclosed in that report.[18] The Staff has concluded that the failure to include such information renders a proposal materially misleading and has provided the following guidance on how proposals seeking a special report should address the prospective cost of such a report and whether proprietary information therein could be omitted: "In order that readers of the proposal not be misled in this regard, it would seem necessary that these two important points be specifically dealt with. For example, it might be stated in each instance that the cost of preparing the respective reports shall be limited to a reasonable amount as determined by the board of directors, and that information may be withheld if the board of directors deems it privileged for business or competitive reasons."[19] Indeed, since the Staff provided this guidance it has become standard practice—including in proposals submitted by the Proponent—for proposals asking for a report to stockholders to include language that such a report should be "prepared at reasonable cost and omitting proprietary information."[20] Because the Proposal

[18] *See, e.g., Schering-Plough Corp.* (avail. Mar. 4, 1976) ("In order that readers of the proposal not be misled . . . [t]he proposal should be expanded to discuss the cost of preparing the proposed report and whether any of the information to be included therein may be withheld by the company in the event that disclosure thereof would harm the company's business or competitive position."); *RCA Corporation* (avail. Nov. 12, 1975) (similar statement); *First Union Bancorporation* (avail. Feb. 7, 1980) (noting that "although the [proposal] deals with the issuance of a report to shareholders, it does not discuss the prospective cost of preparing such a report").

[19] *The Upjohn Company* (avail. Mar. 16, 1976). In *SEC Release No. 34-20091* (August 16, 1983), the U.S. Securities and Exchange Commission revised its approach under Rule 14a-8(i)(7) to proposals seeking the publication of a special report. However, nothing in that release or subsequent Commission statements indicate that the Commission changed or intended to change the application of other provisions of Rule 14a-8 to such proposals.

[20] *See, e.g., Ford Motor Co.* (avail. Mar. 14, 2005) (proposal co-sponsored by the Proponent requesting a report "at reasonable cost and omitting proprietary information").

lacks similar language[21], it is misleading and may be excluded from the Company's 2016 Proxy Materials under Rule 14a-8(i)(3).[22]

For the foregoing reasons, the Company may exclude the Proposal from its 2016 Proxy Materials because the Proposal and supporting statement are vague and misleading.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(10) and 14a-8(i)(3) and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2016 Proxy Materials.

9704491

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[21] The Proposal purports to authorize the directors to withhold confidential information. However, the directors could still be required to publicly disclose confidential information in order to comply with the Proposal's mandatory reporting requirement while satisfying their duty to make a complete disclosure in their communications with stockholders (i.e., to avoid an omission that might render the communication misleading). Accordingly, the language in the Proposal suggesting that the directors could withhold confidential information would likely incorrectly suggest to the stockholders that the report would not disclose confidential Company information; indeed, because the Proposal has requested a report from directors who have a fiduciary duty to make a full, candid disclosure when they communicate with stockholders, the inclusion of this type of savings language compounds, rather than clarifies, the potential confusion regarding whether confidential information could be included in the report. Accordingly, the Proposal is misleading and may be excluded under Rule 14a-8(i)(3).

[22] The Proposal indicates that any third party advisors retained to assist with the evaluation called for by the Proposal should be retained "at reasonable cost." However, the Proposal does not include any similar language regarding the potential cost of preparing the report called for by the Proposal.

ENCLOSURE 3

CHARTER OF CITI HOLDINGS OVERSIGHT COMMITTEE

CITIGROUP INC.
CITI HOLDINGS OVERSIGHT COMMITTEE CHARTER
January 18, 2012

Mission

The Citi Holdings Oversight Committee ("Committee") of Citigroup Inc. ("Citigroup" or the "Company") is a standing committee of the Board of Directors ("Board"). The purpose of the Committee is to oversee the management of the Company's Citi Holdings business segment, which consists of Brokerage and Asset Management, Local Consumer Lending and the Special Asset Pool.

Membership

The Committee shall be comprised of at least three non-management members of the Board.

Duties and Responsibilities

The Committee shall have the following duties and responsibilities:

- Meet as often as it determines, but not less frequently than quarterly.
- Oversee management's strategy for the timely and economically efficient disposition or optimization of Citi Holdings' assets and businesses, and monitor management's execution of that strategy through appropriate milestones and metrics.
- Review and discuss with management the Company's risk exposures with respect to Citi Holdings' assets and the steps management has taken to monitor and control such exposures.
- Regularly report to the Board on the Committee's activities.
- Annually review and report to the Board on its own performance.
- Review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.